UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                              Phone1Globalwide Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   719208 10 0
                                 (CUSIP Number)

                              Premium Quality Fund
             Calle 50, Edificio Global Bank, 15th Floor, Office 15-B
                         Panama City, Republic of Panama
                              Fax: 011.507.263.2894
                          Attn: Mr. Henry D. Kardonski
                                011.507.263.2894
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 27, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

                                  SCHEDULE 13D

CUSIP No. 719208 10 0                                         Page 2 of 6 Pages
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    1      NAME OF REPORTING PERSONS                        Premium Quality Fund

           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS         N/A
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                      (b)  [ ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS                                            PF

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                           [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION                  Cayman Islands

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                            7       SOLE VOTING POWER              17,389,975
           NUMBER OF        -------------------------------------------------
             SHARES
          BENEFICIALLY      8       SHARED VOTING POWER            0
            OWNED BY        ----------------------------------------------------
              EACH          9       SOLE DISPOSITIVE POWER         17,389,975(1)
           REPORTING
          PERSON WITH       ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER        0
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                                                  17,389,975(1)
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]
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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          39.37%(1)

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    14     TYPE OF REPORTING PERSON                                    CO
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(1)  Based on 41,078,702 shares of common stock outstanding as of September 30,
2002, and after giving effect to the conversion of 2.0 million shares of Series A 8% Convertible Preferred Stock owned by the Reporting Person into 3,095,975 shares of Common Stock, subject to further adjustment to give affect to certain weighted average anti-dilution provisions applicable to the Series A Preferred.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Phone1Globalwide Inc., a Delaware corporation (formerly, Globaltron Corporation, a Florida corporation) (the "Issuer"). The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c).This Schedule 13D is filed by Premium Quality Fund (the "Reporting Person"), a corporation organized under the laws of the Cayman Islands, having its principal offices at Calle 50, Edificio Global Bank, 15th Floor, Office 15-B, Panama City, Republic of Panama, Attention: Mr. Henry D. Kardonski. The Reporting Person is owned by a trust whose trustee is Hamilton Trustees Limited.

(d)-(e)During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the Cayman Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used personal funds to acquire 4.294 million shares of newly issued Common Stock at $2.00 per share, for an aggregate of $8.588 million from Tremaine Trading Company.

ITEM 4. PURPOSE OF TRANSACTION

In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment and is the largest shareholder of the Issuer.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person owns 17,389,975 shares of the Issuer's Common Stock, which represents 39.37% of the Issuer's outstanding Common Stock. This is based on 41,078,702 shares outstanding as of September 30, 2002, plus an additional 3,095,975 shares of Common Stock issueable to the Reporting Person upon conversion of 2 million shares of Series A Preferred Stock owned by the Reporting Person, subject to adjustment of such number based upon certain weighted average anti-dilution provisions applicable to such Series A Preferred Stock.

(b) The Reporting Person has the sole power to vote and dispose of 17,389,975 shares of the Issuer's Common Stock.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On June 26, 2001, the Reporting Person acquired 4.294 million shares of Common Stock from a third party pursuant to a Stock Purchase Agreement. The Reporting Person, in a private transaction with Geosor Corporation, received $5 million dollars (the "Deposit") which was used to purchase a certificate of deposit in the name of the third party with a one year maturity (the "CD"). As part of such transaction, the Reporting Person granted Geosor Corporation the option to convert the Deposit into shares of the common stock of Phone1Globalwide owned by the Reporting Person (the "Option"). The Option to convert is at the price of $.40 per share (subject to certain anti-dilution adjustments described below) and may not be exercised prior to July 1, 2003. The $.40 conversion price is subject to adjustment as follows: if the Issuer raises, prior to the conversion (i) equity at a price per share below $.40 or (ii) any type of debt or equity security convertible into equity of Phone1 at a price per share below $.40, then the conversion price shall be such number below $.40; provided, further, that the conversion price shall also be subject to appropriate adjustment for stock splits, combinations, recapitalizations, reorganizations and similar events. In addition, the Reporting Person may satisfy its obligations under the Deposit (and terminate the Option) if it delivers notice of cancellation to the third party before Geosor Corporation gives the Reporting Person notice of exercise of the Option. In such an event, the Reporting Person will pay Geosor Corporation the amount of the Deposit, plus accrued interest on the CD, plus a fee equal to the Deposit multiplied by .06 multiplied by a fraction, the numerator of which shall be the number of days elapsed from the date of issue of the CD until the date of its cancellation and payment in full and the denominator of which shall be 360.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99 Stock Purchase Agreement between the Reporting Person and Tremaine Trading Company.*

99.1 Letter Agreement dated November 27, 2002 between the Reporting Person and Geosor Corporation.

99.2 Form of Stock Purchase Agreement between the Reporting Person and Geosor Corporation.

__________________

* Previously filed with the Schedule 13D/A filed by the Reporting Person on July 17, 2001 with respect to an event dated June 26, 2001.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 Premium Quality Fund


December 5, 2002
                                              By: /s/ Henry Kardonski
                                                  ----------------------------
                                                  Henry Kardonski, President